SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)

TeamStaff, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

87815U 20 4

(CUSIP Number)

May 31, 2002 Holdings

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 87815 U 20 4	13G	Page 2 of 4

(1)	NAMES OF REPORTING PERSONS Warren M. Cason I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	(5)	SOLE VOTING POWER 51,825 ☐
NUMBER OF
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER 711,252
OWNED BY
EACH
REPORTING	(7)	SOLE DISPOSITIVE POWER 51,825
PERSON WITH

	(8)	SHARED DISPOSITIVE POWER 711,252

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,057

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.77%

(12)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87815 U 20 4	13G	Page 3 of 4

(1)	NAMES OF REPORTING PERSONS Dorothy C. Cason I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	(5)	SOLE VOTING POWER -0- ☐
NUMBER OF
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER 711,252
OWNED BY
EACH
REPORTING	(7)	SOLE DISPOSITIVE POWER -0-
PERSON WITH

	(8)	SHARED DISPOSITIVE POWER 711,252

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 711,252

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%

(12)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87815U 20 4	Page 4 of 4

This Amendment No. 1 to Schedule 13G, as amended, is being filed on behalf of Warren M. Cason and Dorothy C. Cason relating to the common stock $.001 par value (the “Common Stock”) of TeamStaff, Inc., a New Jersey corporation (the “Issuer”). The terms defined in the original Schedule 13G, as amended, shall have the same meaning when used herein. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported herein are amended. All other items remain unchanged.

Item 4. Ownership

(a)	Amount Beneficially Owned (describe): Of the 763,057 shares reported pursuant to this Schedule 13G; 194,381 shares are currently held by the Dorothy C. Cason Revocable Trust of which the Reporting Persons are the Trustees; 373,269 shares are owned by the Warren Cason Revocable Trust; 98,000 shares are owned by the Dorothy C. Cason Two Year Grantor Retained Annuity Trust II of 2001; 45,582 shares are owned by the Dorothy C. Cason Two Year Grantor Retained Annuity Trust I of 2001; and 51,825 shares are owned directly by Warren M. Cason. Mrs. Cason disclaims beneficial ownership of the shares held directly by Mr. Cason.

(b)	Percent of Class: 4.77%, based on the 16,002,287 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending June 30, 2002, filed on August 19, 2002.

(c)	Number of shares as to which such person has voting and/or dispositive power: See items 5 thorough 8 of each corresponding cover page.

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2002

/s/ Warren M. Cason

Warren M. Cason

/s/ Dorothy C. Cason

Dorothy C. Cason